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Exhibit

Exhibit            Description

99.1                 Announcement on 2022/07/01: To announce the repurchase and cancellation of Currency Linked Zero Coupon Exchangeable Bonds due 2026

99.2                 Announcement on 2022/07/06: To announce the construction of factory buildings of Fab 12i P3 on rented land

99.3                 Announcement on 2022/07/13: UMC will convene Q2 2022 Investor Conference

99.4                 Announcement on 2022/07/18: To announce related materials on acquisition of facilities of Fab 12i P3

99.5                 Announcement on 2022/07/06: June Revenue

99.6                 Announcement on 2022/07/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce the repurchase and cancellation of Currency Linked Zero Coupon Exchangeable Bonds due 2026

1. Date of occurrence of the event: 2022/07/01

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

During the second quarter of 2022, the Company has repurchased US$90.1 million principal amount of Bonds and has cancelled such repurchased Bonds.

6. Countermeasures: None

7. Any other matters that need to be specified: None

Exhibit 99.2

To announce the construction of factory buildings of Fab 12i P3 on rented land

1. Type of contract: Construction Contract

2. Date of occurrence of the event: 2022/07/05~2022/07/06

3. Counterparty to the contract and relationship with the Company:

L&K Engineering CO., LTD. (Singapore Branch); non-related party transaction

4. Major content of the contract (including total contract amount, anticipated monetary amount of participation in the investment, and start and end dates of the contract), restrictive covenants, and other important terms and conditions:

Total Contract Amount: NT$8,813,556,000 (Accumulated purchase orders during the dates of the occurrence of the event);

Restrictive covenants, and other important terms and conditions: None.

5. Name of the professional appraisal firm or company and its appraisal opinion: NA

6. Name of the real property appraiser: NA

7. Practice certificate number of the real property appraiser: NA

8. Concrete purpose of the acquisition: For production

9. Any dissenting opinions of directors to the present transaction: NA

10. Whether the counterparty of the current transaction is a related party: No

11. Date of the board of directors’ resolution: NA

12. Date of ratification by supervisors or approval by the audit committee: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Any other matters that need to be specified: None

Exhibit 99.3

UMC will convene Q2 2022 Investor Conference

1. Date of institutional investor conference: 2022/07/27

2. Time of institutional investor conference: 17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference: UMC Q2 2022 Financial and Operating Results

5. Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on acquisition of facilities of Fab 12i P3

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Facilities

2. Date of occurrence of the event: 2022/07/15~2022/07/18

3. Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$10,303,200,000;

total transaction price: NT$10,303,200,000

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

L&K Engineering CO., LTD. (Singapore Branch); non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.5

United Microelectronics Corporation

July 6, 2022

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of June 2022.

1)	Sales volume (NT$ Thousand)

Period	Items	2022	2021	Changes	%
June	Net sales	24,825,649	17,336,613	7,489,036	43.20%
Year-to-Date	Net sales	135,477,960	98,004,753	37,473,207	38.24%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	500,000	500,000	30,199,084
Note1: On April 28, 2021, the board of directors resolved to lend funds to Wavetek for the amount up to NT$ 500 million. The actual amount lent to Wavetek as of June 30, 2022 was NT$ 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	13,468,040	13,191,910	135,895,877

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021 and April 27, 2022, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 149 million and CNY¥ 2,050 million.

4)	Financial derivatives transactions:

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	474,560	0
Fair Value	0	0	(166)	0
Net profit (loss) from Fair Value	0	0	(166)	0
Written-off Trading
Contracts	0	0	3,947,275	0
Realized profit (loss)	0	0	(63,833)	0

Exhibit 99.6

United Microelectronics Corporation

For the month of June, 2022

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of May 31, 2022	Number of shares as of June 30, 2022	Changes
Vice President Vice President Vice President Associate Vice President Associate Vice President	TS Wu Mindy Lin Eric Chen J Y Wu Bellona Chen	1,435,809 1,596,925 1,185,000 570,191 325,126	1,365,809 1,579,925 1,100,000 550,191 305,126	(70,000) (17,000) (85,000) (20,000) (20,000)
2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of May 31, 2022	Number of shares as of June 30, 2022	Changes
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